

March 7, 2012

<u>Via E-mail</u>
Timothy M. Schoen
Executive Vice President and Chief Financial Officer
HCP, Inc.
3760 Kilroy Airport Way, Suite 300
Long Beach, CA 90806

Re: HCP, Inc.
Form 10-K for fiscal year ended December 31, 2011
Filed February 14, 2012
File No. 1-8895

Dear Mr. Schoen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

<u>Form 10-K for fiscal year ended December 31, 2011</u>

<u>Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 36</u>

<u>General</u>

1.   We note your use of NOI Same Property Performance within your earnings release. Please tell us whether you consider this metric to be a key performance indicator. If not, please tell us the basis for your conclusion. If so, in future periodic filings, please disclose the following:

   a.   Your policy as to the amounts excluded from net income to determine net operating income, used to then calculate NOI Same Property Performance, and your basis therein. For example, your reconciliation excludes all general and administrative expenses in determining net operating income; it currently is unclear whether property management and related expenses would be related to your operations.

b. Regarding your Same property portfolio adjusted NOI, the number of properties by segment designated as same property, highlighting the number of properties by segment removed from the same property designation from the prior year.

c. Your policy as to when you include development and acquired properties into your same property designation.

d. Include in your same property disclosures occupancy and average rent trends, as adjusted for leasing incentives if any.

Results of Operations, page 44

Comparison of the Year Ended December 31, 2011 to the Year Ended December 31, 2010, page 44

2.   Given that you primarily generate revenue from healthcare properties under long-term leases with fixed or inflation-indexed escalators, in future periodic filings please expand your disclosure to address the relationship between rents on leases that expired during the current fiscal year to rents on executed renewals/new leases.

Liquidity and Capital Resources, page 51

Debt, page 52

3.   We note your disclosure related to the financial covenants related to your debt agreements. In future periodic reports, please disclose your actual ratio compared to the required ratio as of the end of the reporting period for any financial covenant you believe may materially impact your operations or financing.

Item 15. Exhibits, Financial Statements and Financial Statement Schedules

Notes to Consolidated Financial Statements, page F-9

(2) Summary of Significant Accounting Policies, page F-9

Real Estate, page F-12

4.   We note that you amortize below-market lease values over the initial term plus the extended term for any leases with bargain renewal periods. Please tell us how you determine the likelihood that a lessee will execute a lease renewal, and how you consider the likelihood, if at all, in determining the amortization period.

(6) Net Investment in Direct Financing Leases, page F-21

5.   To the extent you have recorded allowances on direct financing leases, please disclose such amounts in future filings; refer to ASC 840-30-50-4.

(12) Commitments and Contingencies, page F-33

6.   We note your November 9, 2011 settlement of $125 million with Ventas, Inc. regarding such company's acquisition of Sunrise Senior Living REIT in 2007. With respect to the settlement, please tell us how your prior periodic filings complied with ASC 450-20. Specifically, tell us when the loss met the probable and reasonably estimable criteria described in paragraph 2 of ASC 450-20-25. Additionally, tell us how you determined that the loss contingency was not at least reasonably possible and that it was not necessary to disclose an estimate of the possible loss or range of loss in prior periodic filings, including your Form 10-Q for the period ended September 30, 2011 filed October 31, 2011, in accordance with paragraph 4 of ASC 450-20-50.

Exhibit 23.2

7.   It appears that your independent registered public accounting firm referenced the prior year audit report dated February 15, 2011 within its consent dated February 14, 2012. Please confirm as to what reports such firm is consenting.

        We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

        You may contact Mark Rakip, Staff Accountant at 202.551.3573 or the undersigned at 202.551.3629 if you have questions regarding comments on the financial statements and related matters.

                                        Sincerely,

                                        /s/ Kevin Woody

                                        Kevin Woody
                                        Accounting Branch Chief